<PAGE 1>
                SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                         FORM 10SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                    EXPLORE TECHNOLOGIES, INC.
        (Exact name of Company as specified in its charter)

NEVADA                                        88-0419476
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

Suite 505, 1155 Robson Street
Vancouver, British Columbia, Canada           V6E 1B5
(Address of principal executive offices)      (Zip Code)

Registrant's telephone number, including area code:
604-689-1659

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

Common Stock                           None

Securities to be registered pursuant to Section 12(g) of the Act:

             Common Shares, par value $0.001 per share
                           (Title of class)

<PAGE 2>

             TABLE OF CONTENTS
                                                          Page

COVER PAGE.................................................1

TABLE OF CONTENTS..........................................2

PART I.....................................................3

DESCRIPTION OF BUSINESS....................................3

DESCRIPTION OF PROPERTY...................................11

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES...11

REMUNERATION OF DIRECTORS AND OFFICERS....................13

SECURITY OWNERSHIP OF MANAGEMENT AND
  CERTAIN SECURITYHOLDERS ................................14

INTEREST OF MANAGEMENT AND OTHERS IN
 CERTAIN TRANSACTIONS ................................... 14

SECURITIES BEING OFFERED................................. 14

PART II   ............................................... 16

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  ............ 16

LEGAL PROCEEDINGS........................................ 16

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ........... 16

RECENT SALES OF UNREGISTERED SECURITIES ................. 16

INDEMNIFICATION OF DIRECTORS AND OFFICERS ............... 17

PART F/S ................................................ 18

FINANCIAL STATEMENTS .................................... 18

PART III ................................................ 18

INDEX TO EXHIBITS ....................................... 18

SIGNATURES ...............................................19

<PAGE 3>

PART I

The issuer has elected to follow Form 10-SB, Disclosure
Alternative 2.

Item 6.  Description of Business

Organization

Explore Technologies, Inc. (the "Company") was organized as a
Nevada corporation on December 18, 1998.

Business

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has an interest in the properties described below under the heading "Miranda Property Option Agreement". The Company intends to carry out exploration work on the Miranda Property in order to ascertain whether the Miranda Property possesses commercially developable quantities of gold and other precious minerals.

Miranda Property Option Agreement

By an agreement made as of December 22, 1998 between the Company and Miranda Industries Inc. of Suite 505 - 1155 Robson Street, Vancouver, British Columbia ("Miranda"), the Company acquired from Miranda the option (the "Option") to acquire a 50% interest in certain mineral claims situated in the State of Nevada (the "Miranda Property"). The consideration paid by the Company to Miranda for the grant of the Option was $1,000 US.

The Option is exercisable by the Company incurring the following property exploration expenditures on the Miranda Property:

1. initial exploration expenditures in the amount of $10,000 US by December 31, 1999; and

2. cumulative exploration expenditures in the amount of $150,000 US by December 31, 2001.

Property exploration expenditures include all reasonable and necessary monies expended on or in connection with the exploration and development of the Miranda Property determined in accordance with generally accepted accounting principles. In addition, until the Company shall have secured a 50% interest in the Miranda Property, the Company is obligated to make all payments to Larry McIntosh pursuant to the Underlying Option Agreement as required to enable Miranda to exercise the Underlying Option to acquire the Miranda property from McIntosh, as discussed below.

Upon the Company acquiring a 50% interest in the Miranda Property by exercise of the Option, the Company and Miranda will enter into a joint venture for the purpose of further exploring and

<PAGE 4>

developing and, if economically and politically feasible, constructing and operating a mine on the Miranda Property.

The Company's Option is subject to an underlying option agreement dated the 20th day of November, 1997 (the "Underlying Option Agreement") between Miranda and Larry McIntosh of P.O. Box 1388, Gardnerville, Nevada ("McIntosh") whereby Miranda acquired the option to acquire the Miranda Property from McIntosh (the "Underlying Option") by staking the mining claims comprising the Miranda Property and making the following payments to McIntosh, totalling $138,500 US, by the dates indicated below:

1. $2,500 US by November 20, 1998;
2. $7,000 US by November 20, 1999;
3. $9,000 US by November 20, 2000;
4. $10,000 US by November 20, 2001;
5. $10,000 US by November 20, 2002;
6. $20,000 US by November 20 of each of the years 2003 through 2007.

Miranda has represented to the Company that the mineral claims comprising the Miranda Property have been staked and the initial payment of $2,500 made to McIntosh, each as required to maintain the Underlying Option in good standing. As stated above, until the Company shall have secured a 50% interest in the Miranda Property, the Company has agreed to make the necessary payments to McIntosh in order to maintain the Underlying Option in good standing. Upon completion of all payments required under the Underlying Option, McIntosh will transfer to Miranda a 100% interest in the Miranda Property and the claims comprising the Miranda Property will be registered in the name of Miranda.

In addition, Miranda will be required to pay to McIntosh a royalty equal to 2.5% of net smelter returns on the gross proceeds received by the Company from the sale of any ore from the mining of the Property, less costs of transportation, refining and insurance costs. Upon payment of the total sum of $500,000 US, the royalty will be reduced to 1.0% of net smelter returns. Upon exercise of the Option by the Company, the Company and Miranda will be obligated to pay this royalty to McIntosh in equal shares as joint venture partners.

Miranda Property

The eleven lode claims comprising the Miranda Property have been located and filed by Miranda on land administered by the U.S. Bureau of Land Management. The claims are named Dune 1 - 8 and 22 - 24 and they are situated in sections 3, 4, 9, and 10 of T16N and R32E.

The Miranda Property is located in the Stillwater Range about 2 miles (3.2 km) West of Sand Springs Pass on U.S. Highway 50 and 30 highway miles east of Fallon on U.S. 50 (48 km) in Churchill County, Nevada. The property is approximately one half mile (0.8 km) north of the highway. The property is located approximately 23 miles (37 km) north of the Rawhide mine (1,600,000 ounces gold) and 38 miles (61 km) south-southwest of Fondaway Canyon.

<PAGE 5>

Exploration History of the Miranda Property

The Miranda Property is an early stage exploration property located in the Sand Springs Mining District, of Churchill County, Nevada. The District has seen a long history of production starting in 1905 and continuing until the mid-1960's. District wide production has been approximately 21,000 ounces gold and 1,300,000 ounces silver.

Pegasus Gold Corporation had an exploration program on the Miranda Property in 1992-1993. Their program consisted of collecting 108 rock chip samples, cursory geologic mapping, and drilling 13 reverse circulation drill holes. They intersected anomalous gold in one drill hole and anomalous copper in two other drill holes. Pegasus never followed up these anomalies. Cordex Exploration also explored the area briefly, though did not acquire it. Miranda became interested in the property in September 1997. Miranda's program consisted of detailed geologic mapping, rock chip and soil sampling, and conducting a ground magnetometer survey.

Lithologies existing at the Miranda property include a Triassic limestone overlain by an interbedded unit of phyllite, schist, and metaconglomerate. Overlying the metasediments are Teritary ryholite tuffs and extensive basalt flows. The limestone and metasediments are intruded by a Cretaceous diorite. At the contact of the limestone and diorite, in the western part of the property, there is a major north-northeast striking shear zone. The shear zone cuts the diorite and limestone and to the south of these units it cuts the overlying ryholite.

The Miranda Property represents an opportunity of discovering a skarn-hosted gold deposit near the contact of the Triassic limestone and a Cretaceous diorite. In addition to the skarn mineralization, there are numerous high-grade gold-bearing quartz +/- tourmaline veins which cut the lower limestone unit and the diorite. These discontinuous vein structures strike north-northeast and dip steeply west. The limestone and diorite that host these two styles of mineralization are located at the site of a major north-northeast striking shear zone. Immediately to the south of the limestone and diorite, the rocks are in fault contact with an overlying Tertiary rhyolite. The rhyolite has been downdropped a minimum of 400-500 feet (120-150 meters).
This block has been intersected by shearing but has not been cut by north-northeast striking quartz +/- tourmaline veining. This rhyolite block is also the host for at least one northwest striking epithermal quartz vein structure. This vein is weakly anomalous in gold but is strongly anomalous in mercury. This northwest striking vein and the north-northeast striking shear zone represents another target on the property.

Regional Geography

The Stillwater Range trends northerly through the center of Churchill County, from Sand Springs Summit on U.S. 50 into Pershing County. The range contains several units of deformed Mesozoic rocks separated by thrust faults and is the center of a large complex of Cretaceous mafic igneous rocks and a succession of volcanic and intrusive rocks of Cenozoic age (Willden and Speed, 1974). Fold axes in the layered Cenozoic rocks trend northward.

<PAGE 6>

The principal rock units in the Sand Springs Range, the continuation of the Stillwater Range south of the highway, are volcanic sedimentary rocks of Triassic and Jurassic age, Cretaceous granitic rocks, and Tertiary volcanic rocks. The Sand Springs Range contains the largest exposed pluton in Churchill County, a composite body of granodiorite and quartz monzonite radiometrically dated at 76-80 m.y. (Nevada Bureau of Mines, 1964). Tertiary volcanic rocks overlie the intrusive complex in the vicinity of Sand Springs Summit.

Geological Work Program

Miranda completed an exploration work program on the Miranda
Property consisting of the following:

1.    Rock Chip Samples

Miranda collected 34 rock chip samples during their studies of the area. The highest gold assays were in samples collected from the quartz +/- tourmaline veins. Assay results from the quartz +/- tourmaline veins ranged from 7 ppb Au to a high of 7,367 ppb Au (0.21 oz Au/t). Six of the 13 (46%) quartz +/- tourmaline veins contained greater than 1,000 ppb gold. The highest gold value in skarn was 2,211 ppb. Two out of seven (28%) skarn samples contained greater than 500 ppb gold. Two of the epithermal quartz veins in the southwestern part of the property contained 272 ppb Au and 296 ppb Au but were strongly anomalous in mercury containing 14.994 ppm and 34.940 ppm respectively.
The highest copper value of 1.2% came from skarn. All together, 18 of the 34 samples (54%) contained greater than 100 ppb gold and 4 of the 34 samples (12%) contained greater than 0.1% Cu.

The quartz +/- tourmaline veins contain the highest gold values and the skarn contains moderate gold anomalies. Neither of these areas had strongly anomalous mercury. Mercury was most anomalous in the volcanic hosted epithermal zone to the southwest.

2.    Soil Samples

Gold anomalies in the soil samples were confined to the soil lines that were over the metasedimentary rocks and the diorite which were the norther 2 lines (10600N, 11200N). These 2 lines had the highest copper and arsenic anomalies. Gold, copper, and arsenic anomalies ranged from 52-540 ppb, 112-1835 ppm, and 102-1351 ppm respectively. Contours of these elements trend northeast. Mercury exhibits the best anomalies over the entire soil grid. Highs are between 0.5 - 5 ppm and when contoured they form a strong north-northeast trending mercury zone that correlates with the shear zone that strikes the same direction.

<PAGE 7>

3.    Magnetometer Survey

A magnetometer survey was conducted during December 1997. A total of 19 line miles (30 km) was surveyed. The lines were oriented N65W and were spaced 200 feet (60 meters) apart.
Station spacing on the lines was 50 feet (15 meters).

The magnetometer survey primarily picked-up the post-mineral basalt flows that cover parts of the rhyolite tuffs and the metasediments throughout the project area. In particular, neither the diorite intrusive or the skarn alteration areas were magnetically anomalous. They had no more than a 60 gamma increase over the surrounding area. The major northwest striking fault that separates the diorite and limestone from the ryholite tuff to the south shows as a weak magnetic low. Associated with this low is a high soil mercury anomaly. There is also a weak low on the southern part of the property which strikes northwest. There is also a mercury anomaly associated with this magnetic low.

Overall, the results of the magnetic survey show none to weak responses over rocks that on the surface are mineralized and altered. It would be hard to pick out targets based on the magnetics alone.

Conclusion and Recommendations of Geological Report

Evaluation of the Miranda Property has resulted in the discovery of two gold-bearing areas in the western and southwestern part of the claim block. In the western area, high-grade gold is hosted in the quartz +/- tourmaline veins hosted in the diorite and limestone and skarn mineralized zones in the limestone adjacent to the diorite. The target for this style of mineralization would be the skarn mineralization in the limestone at the diorite contact. This target is a near surface target and could be tested with drill holes of less than 300 feet (90 meters).

The southwestern target would be along the southern trend of the shear zone under the rhyolite tuff cover. This target would extend from the northwest striking fault contact of the diorite and limestone with the rhyolite to the south near the intersection of the northwest striking epithermal quartz vein. This target has low gold in rock chip samples but has strongly anomalous mercury in rock and soil. The low gold geochem anomaly and the downdropped displacement along the northwest fault suggests that mineralized rock is deeper and that drill testing this target will require drilling in excess of 500 feet (150 meters).

The copper anomalies intersected in Pegasus' drill holes
PSS-12-93 and PSS-13-93 were not followed-up. The intercepts in the two holes are along a north-northeast strike and it would be a straight forward proposition to test this anomalous zone along trend.

Skarn mineralization has been previously tested by drilling, but only two drill holes were located in what appears to be the best target of the area. One of those holes (PSS-94-4) intersected 10 feet (3 meters) of 0.14 ounces Au/ton. This mineralized intercept was never followed up. The second drill hole (PSS-94-1) did not intersect any significant mineralization. This leaves the skarn mineralized

<PAGE 8>

target and the quartz +/- tourmaline vein zone open for discovery. The rhyolite tuff covered target has never been drill tested and it is likely that it has never been explored.

Positive results from Miranda's exploration program suggests that there is evidence of a skarn-hosted gold deposit on the property and that untested drill targets remain and need to be tested.

The following table summarizes the costs involved in a three-phased trench and drill program at the Miranda Property, as recommended in the Geological Report. The first phase involves a trenching program that will be used to locate and justify a two-phased drilling program.
------------------------------------------------------------------
Work Program Proposed by Geological Report
------------------------------------------------------------------
Phase I                     Cost/unit  Total    Description
-------                     ---------  ------   ---------------
Geologist         10 days     $300     $3,000   Permitting and
                                                 the work
Expenses          6 days       $80       $480   Room and Board
                  6 days       $50       $300   Backhoe
                                       $3,240   Trenches
Assaying          50 samples   $25     $1,250   Reporting
                                         $700   Final Report
Contingency                              $900   Road reclaim,
                                       ------   revegetation
Total Phase I                          $9,870


Phase II                    Cost/unit  Total    Description
---------                   ---------  -----    -------------
Geologist       10 days      $300     $3,000    Drill site
									   location,
                                                supervision
Permitting        1 day      $300       $300    BLM permitting
Road Work         2 days   $1,200     $2,400    Road
                                                construction,
                                                reclamation
Drilling      3,000 feet      $10    $30,000    Drilling
Assays       600 samples      $10     $6,000    Au, Ag, Cu
Land/Claim                            $1,800    Maintenance fee
Reporting        5 days      $250     $1,250    Final report
                                    --------
Sub-Total                            $44,750
Contingency        5%                 $2,237
                                    --------
Total Phase II                       $46,987

<PAGE 9>

Phase III                 Cost/unit  Total      Description
----------                ---------  -------    -----------------
Geologist       20 days      $300     $6,000    Drill Supervision
Drilling      6,000 feet      $10    $60,000    Drilling
Assays      1,200 samples     $10    $12,000    Au, Ag, Cu
Reporting        5 days      $250     $1,250    Final Report
Reclamation      2 days    $1,200     $2,400    Road reclaim,
                                     -------    revegetation
Sub-Total                            $81,650
Contingency       5%                  $4,082
                                     -------
Total Phase III                      $85,732


Company's Plan of Operation

The Company has determined to proceed with Phase One of the exploration program on the Miranda Property. The Company has raised sufficient funds from prior offerings of its securities, as set forth in Item 4 of Part II of this Registration Statement, to proceed with Phase One of the exploration program. The Company will assess whether to proceed with Phase Two of the exploration program upon completion of Phase One and an evaluation of the results of the Phase One program.

Administration

The Company has entered into a management contract dated December 28, 1998 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $750 US per month for a one-year term commencing January 1, 1999. The services include reception, secretarial services, accounting services, investor relations and general office services.

Competition and Marketing

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental

<PAGE 10>

protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the State of Nevada. In addition, production of minerals in the State of Nevada will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

Exploration Risk

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

No Known Bodies of Ore

There are not any known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Research and Development Expenditures

During the past two fiscal years, the Company has not completed any research or development expenditures. Miranda Industries Inc., the vendor of the Miranda Property, has completed the geological exploration program on the Miranda Property, as discussed above.

<PAGE 11>

Subsidiaries

The Company has no subsidiaries.

Employees

The Company has no employees. The Company conducts its business through agreements with consultants and arms-length third parties.

Patents and Trademarks

The Company does not own, either legally or beneficially, any patent or trademark.

Item 7.  Description of Property

The Company has an option to acquire a 50% interest in the Miranda Property, as described in detail in Item 6 of Part I of this Registration Statement under "Miranda Property Option
Agreement".

The Company does not own or lease any property other than the Miranda Property. The Company has entered into an office administration contract dated December 28, 1998 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $750 US per month for a one-year term commencing January 1, 1999. The services include reception, secretarial services, accounting services, investor relations and general office services.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

1.   Directors and Officers

Name of Director       Age       Position         Term of Office
----------------       ---       --------------   --------------
Peter William Bell      63       President/Sec.
                                 Treasurer        One year
Ross William
Johnston Bailey         37                        One year
Richard Douglas Wilson  41                        One year
Neil Murray-Lyon        52                        One year

<PAGE 12>

Mr. Peter William Bell is a director and is President of the Company. Mr. Bell is a self-employed consultant and is a director of Current Technology Corporation. Mr. Bell has a Bachelor of Science Degree in Pharmacy from the University of Manitoba and a Masters in Business Administration from the University of Western Ontario. Mr. Bell practiced as a licensed pharmacist until 1968. Mr. Bell has provided a wide range of consultant services to health care companies and organizations. Mr. Bell has been a director and member of a number of health care companies and professional organizations. Mr. Bell was appointed to the Board of Directors of the Company on December 29, 1998.

Mr. Ross William Johnston Bailey is a director of the Company and has a Bachelors Degree in Mechanical Engineering from the University of Victoria and is enrolled in the Masters in Business Administration program at Simon Fraser University. Mr. Bailey has been employed with Ballard Power Systems as a manufacturing engineer since 1995. Mr. Bailey was appointed to the Board of Directors of the Company on December 29, 1998.

Richard Douglas Wilson is a director of the Company and has been managing publicly traded companies for the past 12 years on the Vancouver Stock Exchange. He has been instrumental in raising needed capital for several mineral resource companies. He is President of International Chargold Resources which is building a precious metals refinery in Ghana, West Africa. Mr. Wilson was appointed to the Board of Directors of the Company on December 29, 1998.

Mr. Neil G. Murray-Lyon is a director of the Company and is the President, Chief Executive Officer, Chief Financial Officer and a Director of Wotan Capital Inc. He was the Secretary of Colt Energy Inc. ("Colt"), a junior capital pool corporation that completed its Major Transaction to become a public oil and gas company listed on the Alberta Stock Exchange (the "ASE") until December, 1998 when Colt completed an arrangement with KeyWest
Energy Corporation.   He is currently the Chairman and one of the
controlling shareholders of Tokenhouse Capital & Research Inc., an investor-relations firm from November, 1994 until July, 1998 when it became an investment company. Mr. Murray-Lyon was also an independent investor relations consultant from 1987 to 1994. From October, 1994 to March, 1996, he was the Secretary of Patshare Capital Inc., a junior capital pool corporation listed on the ASE that completed its Major Transaction and changed its name to EveryWare Development Canada Corp. He was also a past Director of Allrich Energy Group Inc., a junior capital pool corporation listed on the ASE that completed its Major Transaction and changed its name to AltaRex Corp. Mr. Murray-Lyon was appointed to the Board of Directors of the Company on December 29, 1998.

<PAGE 13>

2.   Significant Employees

The Company does not have any significant employees.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year which will end on January 31, 2000 As indicated below, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services. No other compensation is anticipate to paid any such officers other than the cash compensation set forth below.


                        Summary Compensation Table

Name                              Position     Year    Salary
---------------------------       ---------    -----   ------
Peter Bell                        President    1999      Nil
Ross William Johnston Bailey      Director     1999      Nil
Richard Douglas Wilson            Director     1999      Nil
Neil Murray-Lyon                  Director     1999      Nil


The Company does not pay to its directors any compensation for each director serving on the Company's board of directors.


<PAGE 14>


Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:

                                       Amount of
                 Name and Address      Beneficial     Percent
Title of Class   of Beneficial Owner   Ownership      of Class
--------------   -------------------   ----------     --------
Common Stock     Peter William Bell     1,000,000       16.53%

Common Stock     Ross W.J. Bailey         100,000        1.65%

Common Stock     Richard Douglas Wilson   100,000        1.65%

Common Stock     Neil Murray-Lyon         225,000        3.72%

Common Stock     Directors and Officers 1,425,000       23.55%
                 As a Group


Item 11.  Interest of Management and Others in Certain
Transactions

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.


Item 12.  Securities Being Offered

Common Stock

The Company has authorized 25,000,000 common shares par value
$0.001 of Common Stock, of which 6,050,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the

<PAGE 15>
vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer of Las Vegas, Nevada is the transfer agent for the Shares.

<PAGE 16>

                             PART II


Item 1.     Market Price of and Dividends on the Registrant's
Common Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC
Bulletin Board upon effectiveness of this registration statement.
Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this registration statement, there were forty-five (45) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares or warrants or options to purchase common shares have any right to require the Company to register its common shares pursuant to the Securities
Act of 1933.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in December, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 1,000,000 common shares at a price of $0.01 per share on December 29, 1998 pursuant to Rule
504 of Regulation D of the Act, and Section 46(j) of the Securities Act of British Columbia.

The Company completed an offering of 5,000,000 common shares at a price of $0.01 per share on January 19, 1999. The offering was completed pursuant to Rule 504 of Regulation D of the Act, and
Section 46(j) of the Securities Act of British Columbia, Section 66(a) of the Securities Act of Alberta, Sections 35(2) and 73(1)(9) of the Securities Act of Ontario and Section 3 of the Securities Act of Quebec.

The Company completed an offering of 50,000 common shares at a price of $0.10 per share on January 25, 1999. The offering was completed pursuant to Rule 504 of Regulation D of the Act, and
Section 46(j) of the Securities Act of British Columbia, Section 66(a) of the Securities Act of Alberta, Sections 35(2) and 73(1)(9) of the Securities Act of Ontario and Section 3 of the Securities Act of Quebec.

<PAGE 17>

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless
(i) such indemnification is expressly required to be made by law,
(ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or
(iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

<PAGE 18>

                                PART F/S
                          FINANCIAL STATEMENTS


The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the period ending January 31, 1999, including:

            (a)         Balance Sheet;

            (b)         Statement of Loss and Deficit;

            (c)         Statement of Stockholders' Equity;

            (d)         Statement of Cash Flows;

            (e)         Notes to Financial Statements.

2. Consent of Independent Accountant to use of financial statements.


                               PART III

                           INDEX TO EXHIBITS

Exhibit 1:    Articles of Incorporation
Exhibit 2:    By-Laws of the Company
Exhibit 3:    Miranda Property Option Agreement
Exhibit 4:    Miranda Property Option Agreement with McIntosh
Exhibit 5:    Option Facilities and Service Contract
Exhibit 6:    Geological Report on the Miranda Property
Exhibit 7:    Consent of Geological Consultant to use of Report


<PAGE 19>

                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




EXPLORE TECHNOLOGIES, INC.

Date:    February ____, 1999


By:/S/ Peter Bell
   PETER BELL, Director, President
   Chief Executive Officer